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                                                                       Exhibit 4

The Board of Directors of InCentive Capital Recommends to Wait Until Further Notice Before Accepting the Zimmer Offer


Zug, Switzerland, 9 July 2003 / The board of directors of InCentive Capital Ltd. today submits its recommendation relating to the public exchange and cash offer of Zimmer Holdings, Inc. as of 19 June 2003 for all outstanding bearer shares of InCentive Capital. The board of directors recommends to wait until further notice before deciding to accept the Zimmer Offer.

The board of directors concludes that it is worthwhile for the InCentive Capital shareholder's to wait until further notice although the offer price of Zimmer is right now superior to Smith & Nephew's offer price. Both offerors have the opportunity to increase their offer. After possible changes to the offers the board of directors will reevaluate the situation and submit a recommendation to its shareholders.

"The offer periods of both the Zimmer offer and the Smith & Nephew offer will last at least until 27 August 2003. This procedures endures that the shareholders will have enough time to make a final decision after having full knowledge of the final conditions of the offers", explains Karl Otto Pohl, chairman of the board of directors of InCentive Capital. "Therefore, we recommend to wait until further notice before accepting one of the competing offers."

The complete report of the board of directors of InCentive Capital will be published today in the NZZ (German) and Le Temps (French).

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InCentive Capital AG is an investment company, domiciled in Zug Switzerland, which was created in 2000 as a result of the merger between InCentive Investment AG, Zurich and India Investment AG, Zug. InCentive Capital is now a publicly quoted company trading on the Swiss stock exchange SWX in the Investment Companies Segment (stock exchange ticker INC). InCentive Capital acquires equity stakes in public and privately owned Swiss and foreign companies with the aim to act as a catalyst for an industrial solution in the context of consolidations, restructuring efforts, mergers and takeovers. From its foundation in 1985 to 2002, the InCentive Group has achieved compound annual investment returns of approximately 23%.








      EQUIRIES:

      Dr. Raoul Bloch
      InCentive Asset Management AG
      Todistrasse 36
      CH-8002 Zurich

      Phone       +41-1-205-93-00
      Fax         +41-1-205-93-05
      E-mail      mail@incentiveasset.ch
      Internet    www.incentivecapital.ch

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